

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

<u>Via E-mail</u>
Michael M. Garland
President and Chief Executive Officer
Pattern Energy Group Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> **Re:** **Pattern Energy Group Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 13, 2012**
> **CIK No. 0001561660**

Dear Mr. Garland:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please provide us with your analysis of how you believe you qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012. In this regard, we note that Securities Act Section 2(a)(19)(C) provides that an issuer may lose its emerging growth company status on the date on which such issuer has during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt and that on the date you submitted your draft registration statement confidentially you appear to have issued more than $1,000,000,000 in non-convertible debt during the prior three-year period. Specifically, it appears that for the six months ended June 30, 2012, you issued $163,386,000 in non-convertible debt, for the year ended December 31, 2011, you issued $260,794,000 and for the year ended December 31, 2010 you issued $800,179,000, the sum of which issuances exceeds $1,000,000,000. For additional guidance, please refer to

Question 17 to our Jumpstart Our Business Startups Act Frequently Asked Questions. If you conclude that you are not an emerging growth company, please revise your filing accordingly and file it publicly.

Market and Industry Data, page iii

2. We note your disclosure "While we believe each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources." Please be advised that notwithstanding the inclusion of this language under the federal securities laws you are responsible for all information contained within your registration statement. Please confirm your understanding in this regard and revise your disclosure accordingly.

Meaning of Certain References, page iv

3. Please add to this list of references other acronyms and defined terms that you use frequently in the prospectus, such as ITCs, PTCs and IPPs.

Business Summary

Our Projects, page 2

4. You disclose on page iv that "owned capacity" refers to the generating capacity of a project multiplied by PEG LP's percentage ownership. Within footnote 4 to the "Our Projects" table on page 2, you disclose that "owned capacity" refers to the generating capacity of a project multiplied by "our" percentage ownership. We note that you appear to define "our" within the introduction on page 1 as "Pattern Energy Group, Inc." Please revise for consistency. Additionally, please also revise footnote 4 on page 2 to disclose the proposed ownership interests that will be held by you in each project following the consummation of the contribution transactions.

5. Within the "Our Projects" table on page 2, you disclose that the type of power sale agreements executed with counterparties for the Gulf Wind and El Arrayán projects are "hedge" contracts. Please add a footnote to the table or otherwise cross reference to where you define the contract type.

Market Opportunity, page 4

6. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

- "…from 2001 through 2011, total net electricity generation from wind power in the United States and Canada grew at a compound annual growth rate, or "CAGR," of 27% and 39%…," page 4;

- "The United States is the second largest market for wind power in the world by electricity generating capacity" page 81; and,
- "According to the EIA, 29% of energy consumed in the United States in 2011 was sourced from foreign imports" page 46.

These are only examples. Please tell us if the statement represents management's belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

The Contribution Transactions, page 6

7. In the third paragraph, please quantify the maximum potential amount of the indemnities that you will assume in connection with the Contribution Transactions.

Conflicts of Interest and Fiduciary Duties, page 7

8. Please revise your disclosure to address whether PEG LP will have effective control over you following the completion of the offering.

Risk Factors, page 17

9. Please add a risk factor concerning the expiration of U.S. federal incentives for renewable energy on December 31, 2012.

Cash Dividend Policy

Forecasted Cash Available for Distribution, page 48

10. We note your presentation of forecasts for the years ended 2013 and 2014. Your financial forecast should comply with Rule 11-03 of Regulation S-X as well as Item 10(b) of Regulation S-K. In this regard, we do not note any assumptions set forth nor do we note any historical condensed financial information of the registrant for at least a recent 12 month period in parallel columns with the financial forecast. Finally, your forecast should be presented in accordance with guidelines established by the AICPA. Please revise.

11. Please explain to us your reasonable basis for a two-year projection under Item 10(b)(3) of Regulation S-K. Additionally, please revise to include net income attributable to the noncontrolling interest and net income attributable to the controlling interest.

Unaudited Pro Forma Financial Data, page 58

12. We note you will succeed to a portion of the ownership interest in Gulf Wind held by PEC LP such that you will not have over 50% control. You state in footnote 2 on page 14 that you will continue to consolidate your 40% interest in Gulf Wind. Please explain to us your basis for consolidation and, if applicable, walk us through your VIE analysis including why you are the primary beneficiary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 66

13. Please incorporate the reasons for significant changes in energy derivative settlements and unrealized gains and losses on energy derivatives as shown in your statements of operations on page F-8 in your discussion of reported revenues on pages 66, 67 and 68. In this regard, you may want to discuss how derivatives affect your net realized price per MWh.

14. You disclose on page 74 that you generate renewable energy credits as you produce electricity that are sold independently. Please tell us the amount of revenue recognized during the periods presented related to the sale of renewable energy credits and where such revenue is classified. To the extent these amounts materially affected reported revenues, please add disclosure within your discussion of reported revenues on pages 66, 67 and 68. Additionally, if the recognized amount exceeds 10% of reported revenues, please present these amounts separately on the face of the income statement in accordance with Regulation S-X Rule 5-03(b).

15. Please provide additional disclosure explaining the reasons behind changes in cost of revenue (e.g. assets being placed in service, hiring of additional employees, new service contracts, etc.) and general and administrative expenses (e.g. additional employees, increased salaries, etc.) within your discussion of results of operations on pages 66, 67 and 68.

Quantitative and Qualitative Disclosure about Market Risk, page 74

16. We note your sensitivity analysis disclosures of commodity price risk, interest rate risk and foreign currency risk on page 75. You disclose the impact on earnings of hypothetical increases in electricity prices and the value of the Canadian dollar. Please disclose the impact of both increases and decreases.

17. Additionally, instruction A of Regulation S-K Item 305(a)(1)(ii) states that "[r]egistrants should select hypothetical changes in market rates or prices that are expected to reflect reasonably possible near-term changes in those rates and prices. In this regard, absent economic justification for the selection of a different amount, registrants should use

changes that are not less than 10 percent of end of period market rates or prices." Please explain to us why you have used a $1.00 per MWh change in the price of electricity in your sensitivity analysis.

Competition, page 104

18. We note your disclosure that you expect some of your competitors to exit the industry. Please expand your disclosure to explain why you believe they may leave the industry.

Principal and Selling Shareholders, page 133

19. Please provide a brief description of the overallotment option.

Description of Capital Stock, page 142

20. In the italicized introductory paragraph, please delete the qualification with respect to applicable law.

Index to Combined Financial Statements, page F-1

21. Immediately below the Index, you identify Pattern Energy. Pattern Energy is also the addressee of the audit opinion on the combined financial statements of predecessor on page F-6. Please define here or cross-reference to what this entity represents.

Report of Independent Registered Public Accounting Firm, page F-6

22. The first paragraph of the audit report makes reference to the "consolidated statements of operations" of Predecessor 2 while the third paragraph makes reference to the "combined financial results" of Predecessor 2. Similarly your first paragraph of the audit report makes reference to combined balance sheets of Predecessor 1 while the third paragraph makes reference to the consolidated financial position of Predecessor 1. We are unclear on your intended meaning of consolidated versus combined in the scope and opinion paragraphs of the report. Please explain to us in detail and revise as necessary.

Combined Balance Sheets, page F-8

23. We refer you to Rule 5-02-8 & 20 of Regulation S-X. Please confirm that prepaids and other current assets and/or other accrued liabilities do not require further disaggregation.

24. We note your presentation of interim financial statements as of and for the period ended June 30, 2012. Please provide updated interim financial statements in accordance with Regulation S-X Rule 3-12.

Combined Statements of Operations, page F-8

25. We note your disclosure on page F-20 that you acquired certain assets from Babcock & Brown International Pty Ltd. on June 25, 2009. As a result of applying purchase accounting, a difference in cost basis exists between Predecessor 1 and Predecessor 2. Please insert a heavy black line separating the statements of operations, comprehensive income (loss) and cash flows columns and include related disclosure in the footnotes.

26. We note your disclosure on page F-12 that services are provided to you by PEG LP, and you refer to Note 14. Please revise as Note 13 addresses related party transactions. Additionally, Rule 4-08(k)(1) of Regulation S-X requires the presentation of related party transactions on the face of the financial statements. Please explain the reason for balance sheet identification of related party transaction but no such identification for the remaining basic financial statements. If due to materiality, please provide your materiality analysis.

Combined Statements of Cash Flows, page F-11

27. Please explain and disclose the basis for your presentation of restricted cash within both the investing and financing activities section of the statements of cash flows. Additionally, please tell us if restricted cash is presented net, and if so, tell us how it complies with ASC 230-10-45-7 through ASC 230-10-45-9.

Note 2. Summary of Significant Accounting Policies, page F-15

28. We note your disclosure within the property, plant and equipment accounting policies section that you depreciate wind farms over a 20 year period. Please explain to us how you determined the useful life and how it compares with useful lives associated with other turbine driven generators. In this regard, a description of the wind generating unit maybe helpful to our understanding.

29. You disclose on page F-18 that you adopted ASU 2011-04, *Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, on January 1, 2012. We also note your disclosure on page 9 that you have irrevocably elected to defer compliance with new or revised accounting standards and follow nonpublic entity adoption dates. As ASU 2011-04 permits early adoption by nonpublic entities, please revise to clearly state whether you have adopted this guidance for interim periods starting January 1, 2012 or for the annual period starting January 1, 2012.

Note 3. Acquisition, page F-19

30. We note your disclosure that in conjunction with your acquisition of Gulf Wind the difference between the net assets acquired and consideration transferred resulted in a bargain purchase gain. ASC 805-30-50-1(f) requires a description of the reasons why the transaction resulted in a gain. Please explain and revise to include the economic factors that led to the gain on a bargain purchase.

31. You disclose on page F-13 that there is a noncontrolling interest in Gulf Wind. ASC 805-20-30-1 states that "[t]he acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair values." However, we were unable to identify any noncontrolling interest within the disclosure of assets acquired and liabilities assumed on page F-19, or the noncontrolling interest disclosures required by ASC 805-20-50-1(e). Please explain or revise.

32. You disclose on page 100 that on May 9, 2007, Gulf Wind entered into an easement agreement for an initial term of 30 years with an option to extend an additional 10 years. ASC 805-20-30-1 requires the measurement of assets acquired. As this was executed prior to the acquisition of Gulf Wind on March 16, 2010, please tell us if this contract was measured at fair value and if so, at what amount and where it is included within the disclosures on page F-19. Please also tell us if any other intangible assets were recognized as part of the acquisition and their related amounts. If intangible assets were identified and recorded, please advise where they have been classified in this disclosure and the related financial statements.

Note 7. Asset Retirement Obligations, page 24

33. Solely for the staff's understanding, can you explain to us what the legal obligation is related to above-ground installations and restoring the sites.

Note 8. Derivative Instruments, page F-25

34. You disclose on page F-26 that interest rate swap payments will occur during 2012. You also disclose on page F-17 that monthly settlements occur under the energy derivative contract. We note that within your disclosure of the location and fair value amounts of derivative instruments reported in the balance sheet as of December 31, 2011 on page F-25 that recorded derivatives appear to be non-current assets and liabilities. As it appears that some derivative instruments will be settling within the current operating cycle, please tell us if any current derivative assets or liabilities have been recorded, and if so, where they are included within the balance sheets.

35. We note your tabular disclosure of the location and amount of the gains and losses recorded on derivative instruments on page F-25. As the date captions on the left of the

table are balance sheet dates, please revise to clearly state what periods the gains and losses recognized into earnings and gains and losses recognized in OCI pertain to. Additionally, ASC 815-10-50-4A requires the presentation of this disclosure for every annual and interim reporting period for which a statement of financial performance is presented. Please explain or revise the disclosure to include the prior interim period.

Note 9. Fair Value Measurements, page F-29

36. We note your presentation of the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASC 820-10-50-2 requires the presentation of this reconciliation for each interim and annual period separately. Please explain or revise the disclosure to include the prior interim period.

37. Additionally, ASC 820-10-50-2(c)(2) requires the presentation of settlements within the level 3 significant unobservable input reconciliation. You disclose on page F-17 that monthly settlements occur under the energy derivative contract. Please explain or revise to include these settlements within the reconciliation.

Note 10. Income Taxes, page F-30

38. We note you state "the Company" is treated as a pass-through entity for U.S. federal and state income tax purposes. We also note that the registrant is a corporation that, upon consummation of the offering, would appear to have more shareholders than is permitted for a corporation to be treated as a pass-through entity for U.S. tax purposes. We assume US operations will be treated as taxable under Subchapter C of the IRC. If our understanding is incorrect please clarify it. Otherwise, tell us what consideration was given to a reclassification of accumulated earnings relating to previously taxed earnings relating to US operations by analogy to SAB 4:B. Also tell us what consideration was given to providing a pro forma tax charge on the face of the income statement(s) to reflect the US taxes that would have been applicable had the entity not been treated as a pass through as of 1/1/11. Please be comprehensive in your response.

Undertakings

39. Please add the undertakings set forth in Item 512(a)(6) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules

40. Please tell us what consideration you have given to filing as exhibits to the registration statement the agreements setting forth your various purchase rights with PEG LP, as well as your non-competition and management services and shared management agreements with PEG LP.

General

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

    Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

    You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

                                        Sincerely,

                                        /s/ Dietrich A. King for

                                        Mara L. Ransom
                                        Assistant Director